UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts non-binding phase of E&P assets in Alagoas

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Rio de Janeiro, July 29, 2020 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on 06/17/2020, informs the beginning of the non-binding phase regarding the sale of its entire stake in a set of seven onshore and shallow water fields (Alagoas Cluster) located in the state of Alagoas.

Potential buyers qualified for this phase will receive a descriptive memorandum containing more detailed information on the referred assets, in addition to instructions on the divestment process, including guidelines for the preparation and submission of non-binding proposals.

The main subsequent stages of the project will be informed in due course to the market.

This disclosure complies with Petrobras' divestment guidelines and is aligned with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the strategy of portfolio optimization and improvement of the company's capital allocation, focusing its resources increasingly on deep and ultra-deep waters, where Petrobras has shown great competitive edge over the years.

About the Alagoas Cluster

The Alagoas Cluster comprises seven production concessions (Anambé, Arapaçu, Cidade de São Miguel dos Campos, Furado, Paru, Pilar and São Miguel dos Campos), all located in the state of Alagoas. The Paru field is located in shallow waters, with a water depth of 24 meters. The other fields are onshore.

In 2019, the cluster´s average production was 2.35 thousand bpd of oil and condensate and 856 thousand m³/d of gas, generating a total of 1,010 bpd of NGL (natural gas liquids).

In addition to the fields and their production facilities, the Natural Gas Processing Unit (UPGN) of Alagoas, whose processing capacity is 2 million cubic meters per day, is included in the transaction, and is responsible for processing 100% of the cluster gas and generating NGL.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer